NR08-10

April 17, 2008

Cardero Announces Magnetic Survey Results & Exploration Potential for Pampa de Pongo Iron Deposit

NI 43-101 Resource of 953Mt @ 44.7% Iron and 0.12% Copper

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, AMEX: CDY, Frankfurt: CR5) is pleased to announce detailed ground magnetic survey results and the interpretation of the significant exploration potential at its 100% owned Pampa de Pongo Iron Deposit in Peru.  Pampa de Pongo is the largest undeveloped iron resource on the western seaboard of the Americas, with a N.I. 43-101 Inferred Resource of 953 Mt @ 44.7% iron and 0.12% copper.  The Company has embarked on an aggressive work program designed to quantify the Pampa de Pongo iron deposit, starting with a magnetic survey, a mining scoping study, a definition drill program and a pre-feasibility study.  Cardero will provide regular updates in the coming months as work progresses.

Ground Magnetic Survey

Cardero’s recently completed detailed ground magnetic survey has identified a large magnetic anomaly located to the south of the known central deposit, where Rio Tinto drilled one drillhole (PPD-04, Figure 1) and intersected significant massive iron mineralization.  Given the strong correlation between magnetic anomalies and ore grade intersections in the central deposit, Cardero is confident that the new anomaly to the south has potential to be ore grade.  The new anomaly measures 1,400 x 530 metres at its widest point, which is comparable in size with the 848Mt central deposit (1,260 x 890 metres).

The Pampa de Pongo iron deposit has a strong magnetic response, which can be seen on the regional airborne magnetic survey data (Figures 2 and 3).  In 2004, Cardero undertook a ground magnetic survey covering the central and southern deposits at Pampa de Pongo (Figure 2).  Data from the 2004 survey was processed by Quantec Geophysics and the resulting 3D magnetic body demonstrated an extremely strong correlation with thick, high-grade mineralization intersected during resource definition drilling.

In March 2008, Cardero completed an expanded magnetic survey (Figure 2) to evaluate exploration potential beyond the known resources.  Quantec completed inversion modeling of a central area (outlined in Figure 3), which includes the known central deposit.  An inversion model is a 3D model highlighting areas of high magnetic susceptibility.  A horizontal slice at a depth of 400 metres from surface is presented in Figure 1.

The map shows a strong anomaly in the north of this central area, which corresponds to the central deposit at Pampa de Pongo (848Mt @ 44.9% iron and 0.12% copper).

Critically, the survey has identified a new, large magnetic anomaly located to the south, where Rio Tinto drilled one drillhole (PPD-04, Figure 1) and intersected significant massive iron mineralization.  Given the strong correlation between magnetic anomalies and ore grade intersections in the central deposit, Cardero is confident that the new anomaly to the south has potential to be ore grade.  The new anomaly measures 1,400 x 530 metres at its widest point, which is comparable in size with the 848Mt central deposit (1,260 x 890 metres).

Drillhole PPD-04 intersected iron mineralization from 276 to 558 metres (282 metres) and from 609.2 to 633.1 metres (23.9 metres).  Highlights include:

Drillhole	From (m)	To (m)	Interval (m)	Fe %
PPD-04	276	290	14	43.57
PPD-04	296	362	66	43.31
PPD-04	472	516	44	47.48
PPD-04	522	536	14	46.02
PPD-04	609	624	14.8	48.52

*Data sourced from Rio Tinto.

The iron mineralization intersected in drillhole PPD-04, located within the new magnetic anomaly, suggests that the anomaly may be caused by iron mineralisation.  As such, this new anomaly represents significant upside potential for the 953Mt Pampa de Pongo Iron deposit.

Project Background

Cardero’s 100% owned Pampa de Pongo Iron deposit is the largest undeveloped iron resource on the western seaboard of the Americas, with a NI 43-101 Inferred Resource of 953 Mt @ 44.7% iron and 0.12% copper (see September 6, 2005 news release).  Readers are cautioned that mineral resources that are not mineral reserves do not have demonstrated economic viability.  Mineralization remains open.  Cardero is investigating the possibility of extracting iron ore through a combination of open-pit and underground block-caving methods to produce a high grade, direct shipping +65% magnetite ore and a blast furnace or direct reduction grade iron pellet product.  Both products would be shipped from a nearby deep water port, 40 kilometres to the west.

Cardero’s primary focus during the next 12 months will be to further quantify its iron assets, which enjoy considerable infrastructural advantages in comparison to other similar stage projects globally, including proximity to a under-utilized deep water port, the availability of cheap electrical power, the planned extension of a near-by natural gas pipeline, the proximity of the Pan-American highway bordering the projects, the existence of a pre-existing iron mining labour pool and, finally, a stable, pro-mining government.

Qualified Person

EurGeol Mr. Keith J. Henderson, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.  Mr. Henderson is not independent of the Company as he is an officer and shareholder.

Figure 2: Regional magnetic image with 2004 detailed survey (blue hatch) and 2008 detailed survey (red box)	Figure 3: 3D Inversion Model area presented as a plan map (Figure 1).

About Cardero Resource Corp.

Cardero’s focus through 2008 will be to realise the considerable value which it believes is locked in the Company’s significant iron assets, while continuing to progress its base and precious metal exploration projects in Argentina and Mexico.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 27E of the Securities Exchange Act of 1934, as amended.  Such statements include, without limitation, statements regarding the timing, cost and nature of future anticipated exploration programs and the results thereof, the potential discovery and delineation of mineral deposits/resources/reserves and the possibility of upgrading the classifications of resources at the Company’s Pampa de Pongo project.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, the inability of the Company to continue its projected growth, the inability of the Company to raise the necessary capital to continue its operations or to be able to fully implement its planned business strategies, including those detailed above, and other risks identified in the Company’s most recent Annual Information Form and Form 40F annual report, which may be viewed at www.sedar.com and www.sec.gov, respectively.

All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties and, in particular, the Technical Report dated August 6, 2005 entitled “Geological Valuation Report of the Pampa de Pongo Property, Arequipa Department, Caraveli Province, Peru” and the Technical Report dated March 22, 2005 entitled “Amended Geological Report on the Pampa de Pongo Property, Department of Arequipa, Caraveli Province, Peru”.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.